Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS OF LI-CYCLE HOLDINGS CORP.

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

As permitted by Canadian securities regulators, Li-Cycle Holdings Corp. (the “Company”) is using notice-and-access to deliver (a) its management information circular in respect of its annual meeting (the “Information Circular”), and (b) its audited consolidated financial statements for the fiscal year ended October 31, 2022 and related management’s discussion and analysis (each of which forms part of the Company’s annual report on Form 20-F) to both its registered and non-registered shareholders (the “Shareholders”). Using notice-and-access, the Company can deliver proxy-related materials by (i) posting the Information Circular and other proxy related materials on a website other than sedar.com (instead of mailing them to Shareholders), and (ii) sending a notice informing Shareholders that the Information Circular and other proxy related materials have been posted online and explaining how to access such materials. Notice-and-access reduces the Company’s printing and mailing costs and is environmentally friendly as it reduces paper and energy consumption.

Under notice-and-access, Shareholders still receive a proxy or voting instruction form enabling them to vote at the Company’s meeting.

MEETING DATE AND LOCATION:

WHEN:	Thursday, April 27, 2023 8:30 a.m. EST	WHERE:	Via live webcast: www.virtualshareholdermeeting.com/LICY2023

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

ELECTION OF DIRECTORS: Shareholders will be asked to elect eight directors of the Company who will serve until the end of the next annual Shareholders meeting or until their successors are elected or appointed. Information about the director nominees may be found in the “About the Director Nominees” section of the Information Circular.

APPOINTMENT OF AUDITORS: Shareholders will be asked to appoint the external auditor of the Company and to authorize the Company’s board of directors to fix the auditor’s remuneration. Information respecting the appointment of the external auditor may be found in the “Appointment of Auditors” section of the Information Circular.

OTHER BUSINESS: Shareholders may be asked to consider such other business that may properly come before the Meeting or any adjournment thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online at: www.SEDAR.com or at the following Internet addresses:

Information Circular: www.li-cycle.com or https://materials.proxyvote.com/50202P

Annual Report on SEC Form 20-F: www.li-cycle.com or https://materials.proxyvote.com/50202P

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the meeting materials to be sent to them by postal delivery at no cost. Requests for meeting materials may be made up to one year from the date the Information Circular was filed on SEDAR, online at www.proxyvote.com or by telephone at 1-877-907-7643 and entering the control number located on the accompanying proxy or voting instruction and following the instructions provided.

To receive meeting materials in advance of the proxy deposit date and time set out on the accompanying proxy or voting instruction form, we estimate that requests must be received by no later than April 11, 2023.

VOTING:

Registered Shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET: www.proxyvote.com

TELEPHONE: 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)

MAIL:	DATA PROCESSING CENTRE, P.O. BOX 3700, STN INDUSTRIAL PARK, MARKHAM (ON), L3R 9Z9 CANADA

Beneficial (non-registered) Shareholders are asked to return their voting instruction form using the following methods by the proxy deposit date noted on their voting instruction form:

INTERNET: www.proxyvote.com

TELEPHONE: 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)

MAIL:	DATA PROCESSING CENTRE, P.O. BOX 3700, STN INDUSTRIAL PARK, MARKHAM (ON), L3R 9Z9 CANADA

Shareholders with questions about notice and access can call toll free at:

•	Canada and U.S.: 1-844-916-0609 for English and 1-844-973-0593 for French

•	International: 1-303-562-9305 for English and 303-562-9306 for French